Exhibit 4.26

May 18, 2022

By Email

Ofer Greenberger

Re: Letter of Engagement

This is to confirm your compensation and related matters for service on the board of directors (the “Board”) of PV Nano Cell Ltd. (the “Company”). The Company hereby notifies you of the following terms applicable to you.

Our Compensation Committee and the Board have approved the award to you of options under the Company’s 2010 Option Plan (the “Plan”) to purchase up to 1,300,000 shares of the Company’s ordinary shares at a per share exercise price of $0.07, such option being exercisable over four (4) years (hereinafter the “Options”), with the Options vesting as follows: 25% of the Options shall vest on the first anniversary of the date of your appointment to the Board and the balance shall vest in equal quarterly installments (i.e., 6.25%) at the end of each three month period thereafter on the last business day of such period, subject to your continued service on the Board. The Options shall be subject to the Plan and to the entry into a standard option agreement under the Plan reflecting the above and other terms.

In the event you resign from the Board because of conflict of interest that may arise in the future, the exercise period of your then vested Options at time of resignation shall be extended to the first anniversary of the effective date of such resignation.

In addition, the Company will indemnify and defend you against any liability incurred in the performance of the services as a director to the fullest extent authorized in Company’s Articles of Association, as amended, b and applicable law. You shall be entitled to the protection of the Company's Directors and Officers liability insurance policies as in effect from time to time and under any other insurance policies the Company maintains for the benefit of its Directors and Officers against all costs, charges and expenses in connection with any action, suit or proceeding to which you may be made a party by reason of your affiliation with Company, its subsidiaries, or affiliates. The Company will enter into an indemnification agreement with you in the form attached hereto as Exhibit A.

You shall maintain in confidence and shall not disclose any confidential information, or trade secrets belonging to Company, except to the extent necessary to perform your duties as a director, or as required by a lawful government order or subpoena, or as authorized in writing by Company.

This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, without reference to its conflict of laws provision.

Sincerely,

/s/ Ran Eisemberg
PV Nano Cell Ltd..
By:	Ran Eisenberg, CEO

Agreed and Accepted:

/s/ Ofer Greenberger
Ofer Greenberger